MANAGEMENT’SDISCUSSION AND ANALYSIS

For the Year Ended December 31, 2018

Date of Report: March 21, 2019

INTRODUCTION

The Company was incorporated under the laws of Ontario, Canada, on March 29, 1968 under the name "Dejour Mines Limited". By articles of amendment dated October 30, 2001, the issued common shares were consolidated on the basis of one (1) new share for every fifteen (15) old shares and the name of the company was changed to Dejour Enterprises Ltd. On June 6, 2003, the shareholders approved a resolution to complete a one new share for three old share consolidation, which became effective on October 1, 2003. In 2005, the Company was continued into the province of British Columbia under the Business Corporations Act (British Columbia). On March 9, 2011, the Company changed its name from Dejour Enterprises Ltd. to Dejour Energy Inc. On October 27, 2015, the Company changed its name from Dejour Energy Inc. to DXI Energy Inc. and effected a five-to-one share consolidation of its common shares.

The head office of DXI Energy is located at 520 – 999 Canada Place, Vancouver, British Columbia, V6C 3E1, and its registered and records office is located at 25th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3. The common shares of DXI Energy are listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol of “DXI” in Canada and the OTCQB (“OTCQB”) under the symbol of “DXIEF” in the United States.

The following management’s discussion and analysis (“MD&A”) is dated March 21, 2019 and should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2018 and 2017. Additional information relating to DXI Energy can be found on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This document contains expectations, beliefs, plans, goals, objectives, assumptions, information, and statements about future events, conditions, results of operations or performance that constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws. Undue reliance should not be placed on forward-looking statements. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements. We caution that the foregoing list of risks and uncertainties is not exhaustive. Events or circumstances could cause actual dates to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. The forward-looking statements contained in this document are made as of the date hereof and the Company does not intend, and does not assume any obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless expressly required by applicable securities laws.

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The information set out herein with respect to forecasted 2019 results is “financial outlook” within the meaning of applicable securities laws. The purpose of this financial outlook is to provide readers with disclosure regarding DXI Energy’s reasonable expectations as to the anticipated results of its proposed business activities for 2019. Readers are cautioned that this financial outlook may not be appropriate for other purposes.

NON-IFRS MEASURES

This document contains certain financial measures, as described below, which do not have standardized meanings prescribed by International Financial Reporting Standards (“IFRS”). As these measures are commonly used in the oil and gas industry, the Company believes that their inclusion is useful to investors. The reader is cautioned that these amounts may not be directly comparable to measures for other companies where similar terminology is used. “Operating Netback” is calculated by deducting royalties and operating and transportation expenses from gross oil and gas revenues. “Cash Flows from Operations” is calculated by adding back settlement of decommissioning liabilities and change in operating working capital to cash flows from operating activities. Operating netback and cash flows from operations are used by DXI Energy as key measures of performance and are not intended to represent operating profits nor should they be viewed as an alternative to income or loss or other measures of financial performance, cash flows from operating activities calculated in accordance with IFRS.

The following table reconciles cash flows from (used in) operating activities to cash flows from (used in) operations, a non-IFRS measure:

	Three months ended December 31		Year ended December 31
(CA$ thousands)	2018	2017	2018	2017
	$	$	$	$
Cash flows used in operating activities	(483)	(776)	(891)	(1,558)
Change in operating working capital	194	65	(720)	(219)
Cash flows used in operations	(289)	(711)	(1,611)	(1,777)

Further, the Company discloses “Adjusted Working Capital Deficit”, a non-IFRS measure on page 14, in determining the Company’s “Total Capital” under “Liquidity and Capital Resources” section. “Adjusted Working Capital Deficit” reflects management’s estimate of working capital cash flows on a going concern basis and not necessarily those prescribed by IFRS.

OTHER MEASUREMENTS

All dollar amounts are referenced in Canadian dollars, except when noted otherwise. Some numbers in this MD&A have been rounded to the nearest thousand for discussion purposes. A Barrel of Oil

Equivalent (“BOE”) is derived by converting six thousand cubic feet (“Mcf”) of natural gas to one barrel (“bbl”) of crude oil (6 Mcf:1 bbl). This conversion may be misleading, particularly if used in isolation, since the 6 Mcf:1 bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In comparing the value ratio using current crude oil prices relative to natural gas prices, the 6 Mcf:1 bbl conversion ratio may be misleading as an indication of value.

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CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements in accordance with IFRS requires management to make estimates and judgments that affect reported assets, liabilities, revenues, expenses, gains, and losses. These estimates and judgments are subject to change based on experience and new information. The financial statement areas that require significant estimates and judgments are as follows:

Decommissioning liability

The Company recognizes decommissioning liabilities for its exploration and evaluation assets and property and equipment. Measurement of the decommissioning liabilities involves estimates and judgements as to the cost and timing of incurrence of future decommissioning programs. It also involves assessment of appropriate discount rates, rates of inflation applicable to future costs and the rate used to measure the accretion charge for each reporting period. Measurement of the liability also reflects current engineering methodologies as well as current and expected future environmental legislation and standards. Actual decommissioning costs will ultimately depend on future market prices for the decommissioning costs which will reflect the market conditions at the time the decommissioning costs are actually incurred. The final cost of the currently recognized decommissioning provisions may be higher or lower than currently provided for.

Exploration and evaluation expenditures

The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which is based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If, after the expenditure is capitalized, information becomes available suggesting that the recovery of the expenditure is unlikely, the amount capitalized is written off in profit or loss in the period in which the new information becomes available.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Management uses judgment to determine the most appropriate valuation model to estimate the fair value for share-based payment transactions. The inputs to the valuation model, including the expected life of the share option, volatility and dividend yield, require judgment for determination.

Financial contract liability

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The application of the Company’s accounting policy for financial liabilities requires the Company to adjust the carrying amounts of the financial liabilities in the event it revises its payments or receipts to reflect actual and revised estimated cash flows. The Company’s financial contract liability was originally recognized at fair value using the effective interest method which ensures that any interest expense over the period of repayment is at a constant rate on the balance of the liability carried in the balance sheet. Effective June 30, 2014, the Company’s financial contract liability was reduced by the residual reserve value of its working interest in the wellbores at September 30, 2016.

At December 31, 2017, the financial contract liability was adjusted to reflect the present value of the amount outstanding at year-end, net of the present value of the residual reserves of its working interest in the wellbores. During the year ended December 31, 2018, the Company reached a settlement agreement with the Drilling Fund by assigning certain non-producing, non-core leasehold interests in the Piceance Basin of Colorado to retire the financial contract liability in full, leaving $Nil balance at December 31, 2018.

Impairment

Management applies judgment in assessing the existence of impairment and impairment reversal indicators based on various internal and external factors.

The recoverable amounts of CGUs and individual assets have been determined based on the higher of fair value less costs to sell or value-in-use. The key estimates the Company applies in determining the recoverable amount normally include anticipated future commodity prices, expected production volumes, future operating and development costs, and discount rates. Changes to these assumptions will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value. At December 31, 2018, the Company has one CGU in Canada (Drake/Woodrush) and one CGU in the United States (Kokopelli).

Financial instruments

When estimating the fair value of financial instruments, the Company uses valuation methodologies that utilize observable market data where available. In addition to market information, the Company incorporates transaction specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk.

Reserves

The estimate of reserves is used in forecasting the recoverability and economic viability of the Company’s oil and gas properties, and in the depletion and impairment calculations. The process of estimating reserves is complex and requires significant interpretation and judgment. It is affected by economic conditions, production, operating and development activities, and is performed using available geological, geophysical, engineering, and economic data. Reserves are evaluated at least annually by the Company’s independent reserve evaluators and updates to those reserves, if any, are estimated internally. Future development costs are estimated using assumptions as to the number of wells required to produce the commercial reserves, the cost of such wells and associated production facilities and other capital costs.

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CHANGES IN ACCOUNTING STANDARDS

The Company has adopted the following new and revised standards, along with all consequential amendments, effective January 1, 2018.

IFRS 9, “Financial Instruments”: In July 2014, the IASB completed the final phase of its project to replace IAS 39, the current standard on the recognition and measurement of financial instruments. IFRS 9 is now the new standard which sets out the recognition and measurement requirements for financial instruments and some contracts to buy or sell non-financial items. IFRS 9 provides a single model of classifying and measuring financial assets and liabilities and provides for only two classification categories: amortized cost and fair value. Hedge accounting requirements have also been updated in the new standard and are now more aligned with the risk management activities of an entity. The Company adopted IFRS 9 on January 1, 2018 and has determined that there was no material impact on its consolidated financial statements as a result of the adoption.

IFRS 15, “Revenue from Contracts with Customers”: the standard was issued in May 2014 and amended in April 2016. IFRS 15 applies to contracts with customers, excluding, most notably, insurance and leasing contracts. IFRS 15 prescribes a framework in accounting for revenues from contracts within its scope, including (a) identifying the contract, (b) identify separate performance obligations in the contract, (c) determine the transaction price of the contract, (d) allocate the transaction price to the performance obligations and (e) recognize revenues when each performance obligation is satisfied. IFRS 15 also prescribes additional financial statement presentations and disclosures. The Company adopted IFRS 15 on January 1, 2018, under the modified retrospective method where the cumulative effect is recognized at the date of initial application. It has been concluded that the adoption of IFRS 15 had no material effect on the Company’s consolidated financial statements.

FINANCIAL REPORTING UPDATE

Certain pronouncements were issued by “IASB” or “IFRIC” that are mandatory for accounting periods beginning after January 1, 2019 or later periods. The following new accounting standards, amendments to accounting standards and interpretations, have not been early adopted in these consolidated financial statements:

IFRS 16, “Leases”: In January 2016, the IASB issued the standard to replace IAS 17 “Leases”. IFRS 16 eliminates the distinction between operating leases and finance leases for lessees and requires the recognition of right-of-use assets and lease liabilities on the balance sheet. The Company will elect to apply the exemptions for short-term leases and leases of low-value assets. Theses leases will not be required to be recognized on the balance sheet. The standard is effective for annual reporting periods beginning on or after January 1, 2019. The Company plans to adopt IFRS 16 on January 1, 2019 using the modified retrospective approach. As at December 31, 2018, the Company continues to evaluate and assess the potential effect of the adoption of IFRS 16 on its consolidated financial statements. The Company anticipates there will be impact on its consolidated financial statements due to the operating lease commitments.

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DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company has designed disclosure controls and procedures (“DCP”) to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company's Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation. During the financial year end of the Company, the appropriate officers have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s disclosure controls and procedures and have concluded that the Company’s disclosure controls and procedures are effective as of December 31, 2018.

The Company has designed internal controls over financial reporting ("ICFR") to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. During the financial year end of the Company, the appropriate officers have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s internal controls over financial reporting and concluded that the Company’s internal controls over financial reporting are effective as of December 31, 2018. The Company is required to disclose herein any change in the Company's ICFR that occurred during the recent fiscal period that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

No material changes in the Company's DCP and its ICFR were identified during the three months ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

WHISTLEBLOWER POLICY

Effective December 28, 2007, the Company’s Audit Committee adopted resolutions that authorized the establishment of procedures for complaints received regarding accounting, internal controls or auditing matters, and for a confidential, anonymous submission procedure for employees and consultants who have concerns regarding questionable accounting or auditing matters. The implementation of the whistleblower policy is in accordance with the new requirements pursuant to Multilateral Instrument 52-110 Audit Committees, national Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices.

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GROWTH STRATEGY

The Company implements a full cycle exploration and development program and, at the same time, opportunistically seeks to acquire assets with exploitation potential. To complement this strategy, the Company has retained a team of experienced and qualified personnel to act quickly on new opportunities.

RESULTS OF OPERATIONS

FINANCIAL AND OPERATING HIGHLIGHTS

During the year ended December 31, 2018, the Company:

1.	Successfully drilled a new discovery natural gas well at the Company’s Woodrush property, north of Fort St. John, British Columbia;

2.

Completed the 1st tranche of a debt financing of $520,000 with arms-length U.S. accredited investors. The loans are convertible into 8,666,666 common shares of the Company at $0.06 per share until expiry in 2022;

3.	Settled the financial contract liability with an U.S. oil and gas drilling fund through the assignment of certain non-producing, non-core leasehold interests in the Piceance Basin of Colorado; and

4.	Reduced G&A expenses by 35% to $1,082,000 from $1,673,000 for the comparative period ended December 31, 2017.

REVENUE

Fourth Quarter 2018 vs. Fourth Quarter 2017	Three Months Ended December 31
(CA$ thousands, except as otherwise noted)	2018	2017	% change
Production Volumes:
Oil and natural gas liquids (bbls/d)	52	89	-41%
Natural gas (mcf/d)	360	832	-57%
Total (BOE/d)	112	228	-51%

Average realized prices:
Oil and natural gas liquids ($/bbl)	39.18	54.72	-28%
Natural gas ($/mcf)	3.57	1.82	96%
Total ($/BOE)	29.69	28.04	6%

Revenue, before royalties:
Oil and natural gas liquids	188	450	-58%
Natural gas	119	139	-14%
Total	307	589	-48%

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For the three months ended December 31, 2018 (“Q4 2018”), total revenue, before royalties, decreased by $282,000 or 48%, due to a 51% decline in oil and natural gas production on a “BOE” basis. This was offset by a 6% increase in the combined average realized prices.

During Q4 2018, oil production decreased to an average of 52 BOPD from 89 BOPD for Q4 2017. This 41% decrease reflects the natural decline in oil production and increase in water cut associated with Halfway formation waterfloods of the Woodrush type in northeastern British Columbia. The decline in natural gas production was due to the deliberate shut-in of natural gas production at Woodrush, northeastern British Columbia, as a result of low “Station 2” producer prices in the region.

Year-to-date 2018 vs. Year-to-date 2017	Year Ended December 31
(CA$ thousands, except as otherwise noted)	2018	2017	% change

Production Volumes:
Oil and natural gas liquids (bbls/d)	62	82	-25%
Natural gas (mcf/d)	747	1,145	-35%
Total (BOE/d)	186	273	-32%

Average realized prices:
Oil and natural gas liquids ($/bbl)	58.28	56.21	4%
Natural gas ($/mcf)	2.33	2.71	-14%
Total ($/BOE)	28.68	28.27	1%

Revenue, before royalties:
Oil and natural gas liquids	1,315	1,685	-22%
Natural gas	636	1,131	-44%
Total	1,951	2,816	-31%

For the year ended December 31, 2018, total revenue, before royalties, decreased by $865,000 or 31%, due to a 32% decline in oil and natural gas production on a “BOE” basis.

During the year ended December 31, 2018, oil production decreased to an average of 62 BOPD from 82 BOPD for the year ended December 31, 2017. This 25% decrease reflects the natural decline in oil production and increase in water cut associated with Halfway formation waterfloods of the Woodrush type in northeastern British Columbia. The reduction in natural gas production for the year ended December 31, 2018 resulted from the intentional shut-in of approximately 500 mcf/d at Woodrush, northeastern British Columbia.

OIL OPERATIONS

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	Three months ended December 31			Year ended December 31
($/bbl)	2018	2017	% change	2018	2017	% change
	$	$		$	$
Oil and NGL's revenue, realized price	39.18	54.72	-28%	58.28	56.21	4%
Royalties	(5.52)	(7.57)	-27%	(6.94)	(7.72)	-10%
Operating and transportation expenses	(43.44)	(25.66)	69%	(36.55)	(23.12)	58%
Operating netback	(9.78)	21.49	-146%	14.79	25.37	-42%

The average price received for oil sales decreased by 28% for Q4 2018, relative to the corresponding period of 2017. The decrease in DXI Energy’s average realized oil price was due to the regional oversupplies in Western Canada caused by pipeline constraints, primarily to USA markets.

Average oil royalties for the three and twelve months ended December 31, 2018 were lower, relative to the corresponding periods of 2017, due to lower average oil prices received in the 4th quarter of 2018.

Operating and transportation expenses for the three and twelve months ended December 31, 2018 were higher, relative to the corresponding periods of 2017, mainly due to the repairs and maintenance work performed at its Woodrush properties combined with fixed operating costs being allocated over a lower oil production volume.

NATURAL GAS OPERATIONS

	Three months ended December 31			Year ended December 31
($/mcf)	2018	2017	% change	2018	2017	% change
	$	$		$	$
Gas revenue, realized price	3.57	1.82	96%	2.33	2.71	-14%
Royalties	(0.45)	(0.25)	83%	(0.18)	(0.25)	-27%
Operating and transportation expenses	(4.52)	(5.07)	-11%	(3.61)	(3.33)	9%
Operating netback	(1.40)	(3.50)	-60%	(1.46)	(0.87)	66%
Barrel of oil equivalent netback ($/BOE)	(8.40)	(21.02)	-60%	(8.73)	(5.25)	66%

The average price received for gas sales increased by 96% for Q4 2018, relative to the corresponding period of 2017. The increase was primarily due to higher average gas prices received for the Kokopelli region in Colorado. The average price received for gas sales decreased by 14% for the year ended December 31, 2018, relative to the corresponding period of 2017. The reduction was due to a surplus of gas in the Fort St. John region caused by development of the massive Montney Shale gas play combined with related pipeline constraints.

Average gas royalties for Q4 2018 were higher, relative to the corresponding period of 2017, due to higher average gas prices received for the Kokopelli region.

Operating and transportation expenses per unit for Q4 2018 were lower, relative to the corresponding period of 2017, primarily due to a reduction of fixed operating costs implemented by a new “Operator” for the Kokopelli project. Operating and transportation expenses for the year ended December 31, 2018 remained unchanged on a BOE basis from 2017 levels.

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FINANCING EXPENSES

	Three months ended December 31			Year ended December 31
(CA$ thousands, except per BOE)	2018	2017	% change	2018	2017	% change
	$	$		$	$
Interest on short-term loan from related parties	25	25	0%	100	118	-15%
Accretion of long-term loans from related parties	213	166	28%	787	828	-5%
Accretion of convertible debt	14	-	100%	14	-	100%
Other financing expenses	19	39	-51%	124	93	33%
	271	230	18%	1,025	1,039	-1%
Average debt outstanding	8,009	7,500	7%	7,628	7,679	-1%
Average interest rate on debt	5.0%	5.0%	1%	5.3%	4.9%	8%

Interest expense per BOE (1)	9.77	4.44	120%	5.94	3.74	59%

(1) Interest expense used in the calculation of ``Interest expense per BOE`` includes interest on loans from related parties and convertible debt.

Accretion expense is the Financing Expense realized in the current period on the related party loan and convertible debt, which were issued with embedded financial instruments. In accordance with IFRS, the related party debt and convertible debt are measured using an estimated fair value of a similar loan with no financial instruments attached. The loan is accreted using the “implicit” interest rate (as distinct from the related debt instrument’s coupon rate) on the related party loan and convertible debt.

Accretion expense on the related party loan for the three months ended December 31, 2018 was higher than the corresponding period of 2017. The increase was due to higher “implicit” interest rate on the related party loan for the period.

GENERAL AND ADMINISTRATIVE (“G&A”) EXPENSES

	Three months ended December 31			Year ended December 31
(CA$ thousands, except per BOE)	2018	2017	% change	2018	2017	% change
	$	$		$	$
Salary and benefits	46	90	-49%	314	366	-14%
Other G&A expenses	34	419	-92%	790	1,333	-41%
Gross G&A expenses	80	509	-84%	1,104	1,699	-35%
Overhead recoveries	(5)	(5)	0%	(22)	(26)	-15%
Total net G&A expenses	75	504	-85%	1,082	1,673	-35%
$ per BOE	7.25	24.07	-70%	15.91	16.80	-5%

Lower G&A expenses for the three and twelve months ended December 31, 2018 was the result of the implementation of the Company’s overall cost savings plan.

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AMORTIZATION, DEPLETION AND IMPAIRMENT LOSSES

	Three months ended December 31			Year ended December 31
(CA$ thousands, except per BOE)	2018	2017	% change	2018	2017	% change
	$	$		$	$
Amortization and depletion	205	190	8%	1,160	787	47%
Impairment losses	14,567	259	5524%	14,568	1,841	691%
Total amortization, depletion and impairment losses	14,772	449	3190%	15,728	2,628	498%
$ per BOE	1,428.86	21.44	6565%	231.23	26.39	776%

The increase in amortization and depletion for the three and twelve months ended December 31, 2018 was primarily due to the capital expenditures incurred for the newly drilled natural gas well at Woodrush. This was offset by lower oil and gas production for both periods.

During the year ended December 31, 2018, the Company recorded an impairment of $3.1 million on its oil and gas properties in British Columbia, Canada. The impairment was recognized based on the difference between the carrying value of the assets and their recoverable amount, caused primarily by a significant reduction in pro-forma natural gas prices. Additionally, the Company recorded an impairment of $11.46 million on its Kokopelli assets in the U.S. because the carrying value of the assets exceeded their recoverable amount, following the assignment of certain non-core, non-producing P&NG properties with assigned “probable” reserves to settle and retire a financial contract liability.

During the year ended December 31, 2017, the Company recorded an impairment of $870,000 on its oil and gas properties in British Columbia, Canada and $350,000 on one of its exploration and evaluation assets in Alberta, Canada. The impairment was recognized based on the difference between the carrying value of the assets and their recoverable amount. Additionally, the Company recorded a similar impairment loss of $621,000 on one of its exploration and evaluation assets in the Piceance Basin.

GAIN ON SETTLEMENT OF FINANCIAL CONTRACT LIABILITY

	Three months ended December 31			Year ended December 31
(CA$ thousands, except per BOE)	2018	2017	% change	2018	2017	% change
	$	$		$	$
Gain on settlement of financial contract liability	-	-	0%	6,857	-	100%
$ per BOE	-	-	0%	100.81	-	100%

On December 31, 2018, the Company assigned certain non-producing, non-core leasehold interests at its Kokopelli properties in United States to settle in full a financial contract liability. The settlement resulted in a non-recurring gain of $6,857,000.

LOSS FOR THE PERIOD

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	Three months ended December 31			Year ended December 31
(CA$ thousands, except per share amounts and BOE)	2018	2017	% change	2018	2017	% change
	$	$		$	$
Income (loss)	(8,739)	(1,286)	580%	(11,632)	(5,209)	123%
$ per common share, basic	(0.08)	(0.01)	501%	(0.11)	(0.08)	33%
$ per common share, fully diluted	(0.08)	(0.01)	501%	(0.11)	(0.08)	33%
$ per BOE	(845.30)	(61.40)	1277%	(171.01)	(52.30)	227%

The significant increase in the loss for the three and twelve months ended December 31, 2018 was primarily due to lower net revenues and higher amortization, depletion and impairment losses. This was partially offset by the recognition of $6.9 million gain on settlement of financial contract liability.

CASH FLOWS FROM OPERATIONS

	Three months ended December 31			Year ended December 31
(CA$ thousands, except per share amounts and BOE)	2018	2017	% change	2018	2017	% change
	$	$		$	$
Cash flows used in operations	(289)	(711)	-59%	(1,611)	(1,777)	-9%
$ per common share, basic	(0.00)	(0.01)	-100%	(0.02)	(0.03)	-46%
$ per common share, fully diluted	(0.00)	(0.01)	-100%	(0.02)	(0.03)	-46%
$ per BOE	(27.95)	(33.95)	-18%	(23.68)	(17.84)	33%

During the three and twelve months ended December 31, 2018, the decrease in excess funds used in operations is primarily related to the reduction in operating and transportation expenses and G&A expenses for the periods.

Cash flows from operations is impacted by production, prices received, royalties paid, operating and transportation expenses and general and administrative expenses.

CAPITAL EXPENDITURES

DXI Energy is committed to future growth through its strategy to implement a full-cycle exploration and development program, augmented by strategic acquisitions with exploitation upside. Additions to property and equipment and exploration and evaluation assets:

	Year ended December 31, 2018		Year ended December 31, 2017
(CA$ thousands)	$	% of total	$	% of total	% change

Land acquisition and retention	61	7.8%	54	11.8%	13%
Drilling and completion	652	83.5%	120	26.3%	443%
Facility and pipelines	-	0.0%	19	4.2%	-100%
Geological and geophysical	48	6.1%	235	51.5%	-80%
Capitalized general and administrative	18	2.3%	28	6.1%	-36%
Other assets	2	0.3%	-	0.0%	100%
Total	781	100.0%	456	100.0%	71%

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LIQUIDITY AND CAPITAL RESOURCES

DXI Energy manages its capital structure to support current and future business plans and periodically adjusts the structure in response to changes in economic conditions and the risk characteristics of its underlying assets and operations. DXI Energy may adjust its capital structure by issuing shares, altering debt levels, modifying capital programs, acquiring or disposing of assets or participating in joint ventures.

	December 31, 2018	December 31, 2017
(CA$ thousands)	$	$	% change
Adjusted working capital deficit(1)	1,788	3,628	-51%
Loans from related parties (face value)	7,500	7,500	0%
Convertible debt (face value)	520	-	100%
Non-cash portion of financial contract liability	-	2,988	-100%
Net debt (2)	9,808	14,116
Share capital	101,715	101,715	0%
Contributed surplus and accumulated other comprehensive income	17,579	16,224	8%
Deficit	(127,477)	(115,845)	10%
Total Capital	1,625	16,210

(1)	Accounts payable and accrued liabilities less cash and cash equivalents, accounts receivable, and prepaids and deposits

(2)	Excludes decommissioning liability

Adjusted Working Capital

December 31, 2018
(CA$ thousands)	$
Working capital deficit	(3,362)
Add: current portion of loans from related parties	1,542
Add: current portion of convertible debt	32
Adjusted working capital deficit (excluding loans from related parties and convertible debt)	(1,788)

The adjusted working capital deficit at December 31, 2018 includes $26,000 of cash and cash equivalents, $185,000 of accounts receivable, $58,000 of prepaids and deposits, and $2.1 million of accounts payable and accrued liabilities.

DXI Energy expects to fund operations and capital expenditures with cash flows from operations, existing cash and cash equivalents and by accessing the capital markets, as required.

Going Concern and Sources of Financing

The financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

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The Company has a working capital deficiency of $3.4 million. The Company also has an accumulated deficit of $127.5 million.

On June 5, 2017, the Company entered into an amended loan agreement with Hodgkinson Equities Corporation (“HEC”) for the loan amount of $4,500,000 whereby the parties agreed to (a) extend the due date from November 30, 2018 to June 5, 2022; (b) reduce the interest rate to Canadian prime rate plus 1% per annum; (c) provide the right to convert the entire outstanding amount into 58,441,558 common shares of the Company at a price of $0.077 per share; and (d) secure the loan by all assets of Dejour USA and issue a first mortgage in favour of HEC on DEAL’s oil and gas properties. The first mortgage security so issued ranked “pari passu” with HVI’s first mortgage security interest.

On April 2, 2018, HEC has agreed to assume the loan of $1,000,000 from a director and officer of the Company and his spouse. The loan bears interest at 10% per annum and is secured with a 2nd mortgage on DEAL’s oil and gas properties of $1,000,000. The principal and interest accrued on the loan were repayable on or before June 30, 2019.

On June 5, 2017, the Company entered into an amended loan agreement with Hodgkinson Ventures Inc. (“HVI”) for the loan amount of $2,000,000 whereby the parties agreed to (a) extend the due date from November 30, 2018 to June 5, 2022; (b) reduce the interest rate to Canadian prime rate plus 1% per annum; (c) provide the right to convert the entire outstanding amount into 25,974,025 common shares of the Company at a price of $0.077 per share; and issued a first mortgage in favour of HVI on DEAL’s oil and gas properties. The first mortgage security so issued ranked “pari passu” with HEC’s first mortgage security interest.

On December 10, 2018, HEC and HVI each signed a Waiver of Deferred Payment of Interest (“Waiver”) to the Company to defer and extend payment of all interest amounts owing in respect of the secured promissory notes through to and inclusive of April 30, 2019. The amounts owing at December 31, 2018 are approximately $15,000. The Waiver does not amend the due date of the HEC and HVI loans. Accordingly, no loan principal payments are in default.

In October 2018, the Company contracted with four arm’s length US accredited investors to borrow $780,000 on a first secured basis ranking “pari passu” with HEC and HVI. The loans bear interest at Canadian prime rate plus 1% per annum, are due on June 5, 2022, and are convertible into 12,999,998 common shares of the Company at a price of $0.06 per share. An initial closing of $520,000 was completed on October 5, 2018 upon receipt of all regulatory approvals. On January 16, 2019, the Company closed the final tranche of $260,000 upon receipt of all regulatory approvals. In February 2019, all the four US accredited investors exercised the right to convert their debts into 12,999,998 common shares of the Company. The transaction was completed on February 14, 2019.

The Company’s ability to continue as a going concern is dependent upon attaining profitable operations and sourcing additional equity and debt capital from financiers, other than the present non-arm’s length lenders to the Company, to provide the Company with sufficient capital to meet capital expenditure commitments and continue exploration and development activities. The present non-arm’s length lenders to the Company have informed the Company they will not provide any significant additional capital to the Company. There is no assurance that future financing and exploration and development activities will be successful. These material uncertainties cast substantial doubt upon the Company’s ability to continue as a going concern. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used that would be necessary if the going concern assumptions were not appropriate.

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Financial Contract Liability

On December 31, 2012, Dejour USA entered into a financial contract with a U.S. oil and gas drilling fund (“Drilling Fund”) to fund the drilling of up to three wells and the completion of up to four wells in the State of Colorado. The total amount contributed by the Drilling Fund was US$7,000,000.

The financial contract contains a provision whereby Dejour USA must purchase the Drilling Funds’ working interest in the four wells funded by the US$7,000,000 if the Drilling Fund fails to obtain a certain minimum return on investment by September 30, 2016. A subsequent amendment limited Dejour USA’s cash exposure to a potential “put” by the Drilling Fund to US$3,000,000, with the difference to be settled by an assignment of working interests in certain P&NG properties owned by Dejour USA. The Company is not a party to the financial contract.

On September 30, 2016, the Drilling Fund served notice to Dejour USA requiring Dejour USA to purchase the Drilling Funds’ working interest in the 4 wellbores in accordance with the contract. However, prior to serving such notice, the Drilling Fund executed certain assignments transferring ownership of its working interests in the 4 wellbores to another entity and the assignee mortgaged its interest therein.

Effective December 31, 2018, Dejour USA reached a settlement agreement with the Drilling Fund by assigning certain non-producing, non-core leasehold interests in the Piceance Basin of Colorado. As a result, a gain on settlement of the liability of $6,857,000 (US$5,026,000) was recognized as follows:

$
Balance at January 1, 2017 (US$5,382)	7,226
Foreign exchange gain	(474)
Balance at December 31, 2017 (US$5,382)	6,752
Non-cash consideration for settlement of the liability (US$356)	(486)
Gain on settlement of the liability (US$5,026)	(6,857)
Foreign exchange loss	591
Balance at December 31, 2018	-

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Capital Resources

In Canada, the Company intends to commence the drilling of a key Halfway exploration well at its Woodrush properties in northeastern British Columbia.

In United States, the Company and its partners intend to continue to develop the Kokopelli project when natural gas and natural gas liquids prices paid to producers return to acceptable levels.

CONTRACTUAL OBLIGATIONS

As of December 31, 2018, the Company has obligations to make future payments, representing contracts and other commitments that are known and committed.

(CA$ thousands)	2019	2020	2021	2022	2023	Thereafter	Total
	$	$	$	$	$	$	$
Trade and other payables	2,057	-	-	-	-	Nil	2,057
Debt repayments(1)	1,000	-	-	7,020	-	Nil	8,020
Interest payments(2)	50	-	-	-	-	Nil	50
Operating lease obligations	75	17	-	-	-	Nil	92
Total	3,182	17	-	7,020	-	Nil	10,219

(1)	Short-term and long-term loans from related parties and convertible debt
(2)	Fixed interest payments on loan from related parties of $1,000,000. Interest payments tied to prime bank rate on the loan of $7,020,000 are excluded from this analysis.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2018 and 2017, the Company entered into the following transactions with related parties:

(a)

Compensation awarded to key management included a total of salaries and consulting fees of $230,000 (2017 - $466,000) and non-cash stock-based compensation of $77,000 (2017 - $Nil). Key management includes the Company’s officers and directors. The salaries and consulting fees are included in general and administrative expenses. Included in accounts payable and accrued liabilities at December 31, 2018 is $207,000 (December 31, 2017 - $131,000) owing to the two officers of the Company.

(b)

Interest expenses of $397,000 (2017 - $370,000) related to the loans from related parties were paid in cash to the CEO of the Company and his spouse or the companies controlled by or associated with the CEO of the Company. And, interest expenses of $Nil (2017 - $139,000) related to the loans from related parties were paid via issuance of the Company’s shares to the companies controlled by or associated with the CEO of the Company.

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(c)

In 2017, the Company entered into loan agreements with a director of the Company and his spouse and the private companies associated with the director of the Company. The terms and conditions of these agreements are described in the section “Going Concern and Sources of Financing” above.

SHAREHOLDERS’ CAPITAL

The Company is authorized to issue an unlimited number of common voting shares, an unlimited number of first preferred shares issuable in series, and an unlimited number of second preferred shares issuable in series. No preferred shares have been issued and the terms of preferred shares have not been defined. No common shares were issued during the year ended December 31, 2018. As at March 19, 2019, the Company had $146.5 million common shares issued and outstanding and no preferred shares issued and outstanding.

SUBSEQUENT EVENTS

Subsequent to December 31, 2018, the Company completed the following transactions, all of which have been conditionally approved in advance by the appropriate Canadian regulatory authorities:

1.	Issued by way of private placement 29,899,352 shares at a price of $0.06 per share for gross (and net) proceeds of $1,794,000;

2.	Converted $780,000 in secured convertible loans to 12,999,998 shares, and

3.

Signed an agreement whereby certain secured lenders agreed to convert $3,500,000 in secured loans to the Company for 58,333,333 shares. The agreement is subject to “disinterested shareholder” approval at the Company’s “Annual General and Special Meeting of Shareholders” currently scheduled for April 29, 2019.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations or financial condition at December 31, 2018.

SELECTED ANNUAL INFORMATION

The following table summarizes key financial and operating information over the three most recently completed financial year.

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(CA$ thousands, except per unit amounts)	2018	2017	2016
Gross oil and gas revenues	1,951	2,816	4,808
Net income (loss)	(11,632)	(5,209)	(5,486)
Per share - basic ($/common share)	(0.11)	(0.08)	(0.13)
Per share - diluted ($/common share)	(0.11)	(0.08)	(0.13)
Total assets	3,165	18,809	21,260
Production (BOE/d)	273	273	487
Average realized price ($/BOE)	28.68	28.27	27.02
Operating netback ($/BOE)	(0.98)	3.98	6.16
Netback as a percentage of sales	-3%	14%	23%

SUMMARY OF QUARTERLY RESULTS

The following table summarizes key financial and operating information by quarter for the past eight quarters ending December 31, 2018:

(CA$ thousands, except per unit amounts)	2018 Q4	2018 Q3	2018 Q2	2018 Q1	2017 Q4	2017 Q3	2017 Q2	2017 Q1
Gross oil and gas revenues	307	570	472	602	589	492	806	929
Net income (loss)	(8,739)	(625)	(1,086)	(1,182)	(1,286)	(753)	(1,621)	(1,550)
Per share - basic ($/common share)	(0.08)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.04)	(0.03)
Per share - fully diluted ($/common share)	(0.08)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.04)	(0.03)
Total assets	3,165	18,284	18,457	19,024	18,809	18,323	19,060	20,018
Average production (BOE/d)	112	203	203	229	228	230	283	352
Average realized price ($/BOE)	29.69	30.58	25.56	29.24	28.04	23.33	31.25	29.30
Operating netback ($/BOE)	(9.23)	5.30	(2.99)	(0.74)	(4.40)	1.12	9.80	6.71
Netback as a percentage of sales	-31%	17%	-12%	-3%	-16%	5%	31%	23%

The fluctuations in DXI Energy’s revenue and income (loss) from quarter to quarter are primarily caused by variations in production volumes, realized oil and natural gas prices and the related impact on royalties and operating and transportation expenses. Please refer to the Results of Operations section of this MD&A for detailed discussion of changes from the 4th quarter of 2018 to the 4th quarter of 2017, and to the Company’s previously issued interim and annual MD&A for changes in prior quarters.

BUSINESS RISKS

DXI Energy’s exploration and production activities are concentrated in the Northeastern B.C. portion of the competitive Western Canadian Sedimentary Basin and the Piceance Basin of Central United States, where activity is highly competitive and includes a variety of different sized companies ranging from smaller junior producers and intermediate and senior producers to the much larger integrated petroleum companies. DXI Energy is subject to a number of risks which are also common to other organizations involved in the oil and gas industry. Such risks include finding and developing oil and gas reserves at economic costs, estimating amounts of recoverable reserves, production of oil and gas in commercial quantities, marketability of oil and gas produced, fluctuations in commodity prices, financial and liquidity risks and environmental and safety risks.

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In order to reduce exploration risk, DXI Energy employs highly qualified and motivated professional employees who have demonstrated the ability to generate quality proprietary geological and geophysical prospects. To maximize drilling success, DXI Energy explores in areas that afford multi-zone prospect potential, targeting a range of shallower low to moderate risk prospects with some exposure to select deeper high-risk prospects with high-reward opportunities.

DXI Energy has retained an independent engineering consulting firm that assists the Company in evaluating recoverable amounts of oil and gas reserves. Values of recoverable reserves are based on a number of variable factors and assumptions such as commodity prices, projected production, future production costs and government regulation. Such estimates may vary from actual results.

The Company mitigates its risk related to producing hydrocarbons through the utilization of the most advanced technology and information systems. In addition, DXI Energy strives to operate the majority of its prospects, thereby maintaining operational control. The Company does rely on its partners in jointly owned properties that DXI Energy does not operate.

DXI Energy is exposed to market risk to the extent that the demand for oil and gas produced by the Company exists within Canada and the United States. External factors beyond the Company’s control may affect the marketability of oil and gas produced. These factors include commodity prices and variations in the Canada-United States currency exchange rate, which in turn respond to economic and political circumstances throughout the world. Oil prices are affected by worldwide supply and demand fundamentals while natural gas prices are affected by North American supply and demand fundamentals. DXI Energy may periodically use futures and options contracts to hedge its exposure against the potential adverse impact of commodity price volatility.

Exploration and production for oil and gas is very capital intensive. As a result, the Company relies on equity markets as a source of new capital. In addition, DXI Energy utilizes bank financing to support ongoing capital investment. Funds from operations also provide DXI Energy with capital required to grow its business. Equity and debt capital is subject to market conditions and availability may increase or decrease from time to time. Funds from operations also fluctuate with changing commodity prices.

SAFETY AND ENVIRONMENT

Oil and gas exploration and production can involve environmental risks such as pollution of the environment and destruction of natural habitat, as well as safety risks such as personal injury. The Company conducts its operations with high standards in order to protect the environment and the general public. DXI Energy maintains current insurance coverage for comprehensive and general liability as well as limited pollution liability. The amount and terms of this insurance are reviewed on an ongoing basis and adjusted as necessary to reflect current corporate requirements, as well as industry standards and government regulations.

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